UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2015

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2015

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Akira Takeda
Name:	Akira Takeda
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice of Share Transfer to Wholly-owned Subsidiary

through Simplified Absorption-type Company Split

Tokyo, May 28, 2015 — Mitsubishi UFJ Financial Group, Inc. (MUFG) has today decided to transfer 39,325 ordinary shares it holds in Mitsubishi UFJ Asset Management Co., Ltd. (MUAM) to wholly-owned subsidiary Mitsubishi UFJ Trust and Banking Corporation (MUTB) by means of a company split, effective on June 30, 2015.

Because the inheritor in this absorption-type company split is a wholly-owned subsidiary, some items for disclosure have been omitted.

1.	Objective

As announced in the press release of April 30, 2015 (‘Execution of Contract to Merge Mitsubishi UFJ Asset Management and KOKUSAI Asset Management’), MUFG Group’s asset management firms, MUAM and KOKUSAI Asset Management, will merge on July 1, 2015, with MUTB holding 51 percent of the shares of the new company.

Through this absorption-type company split MUFG will collect its shareholdings in MUAM at MUTB, which conducts trust banking, with the aim of creating an organizational structure that enables the fastest and most appropriate decision-making possible.

2.	Details

(1)	Dates

Signing date of absorption-type company split agreement: May 28, 2015

Effective date: June 30, 2015 (planned)

Note:	As this absorption-type company split falls under a simplified split as defined in Article 784, Paragraph 3 of the Companies Act, MUFG will not convene a General Meeting of Shareholders to approve the absorption-type company split contract.

(2)	Method

Company split, with MUFG as the company undergoing a split, and MUTB as the inheritor.

(3)	Rationale

With this absorption-type company split MUTB will issue 29,743,571 new ordinary shares, all of which will accede to MUFG.

(4)	Handling of new share acquisition rights and bonds with new share acquisition rights

Not applicable.

(5)	Increase/decrease in capital

There will be no increase or decrease in MUFG’s capital as a result of this absorption-type company split.

(6)	Rights and obligations acceded to inheritor

MUTB will inherit 39,325 ordinary shares held by MUFG in this absorption-type company split.

(7)	Outlook for fulfillment of obligations

MUTB will inherit no debt from MUFG in this absorption-type company split.

3.	Overview of companies involved

(As of March 31, 2015)

	Company undergoing split		Inheritor
Company name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ Trust and Banking Corporation

Head office	7-1, Marunouchi 2-Chome, Chiyoda-ku, Tokyo		4-5, Marunouchi 1-Chome, Chiyoda-ku, Tokyo

Company representatives and positions	Nobuyuki Hirano, President & CEO		Tatsuo Wakabayashi, President

Principal business	Bank holding company		Trust banking

Capital	JPY 2,141.5 billion		JPY 324.2 billion

Date of establishment	April 2, 2001		March 10, 1927

Total outstanding shares	14,168,853,820 shares		3,369,443,632 shares

Fiscal year-end	March 31		March 31

Major shareholders (shareholding ratio)	Japan Trustee Services Bank, Ltd. (Trust account)	4.84%	Mitsubishi UFJ Financial Group, Inc.	100%
	The Master Trust Bank of Japan, Ltd. (Trust account)	4.08%
	The Bank of New York Mellon SA/NV 10	1.69%

Financial status and business results	Fiscal year ended March 31, 2015 (Consolidated)		Fiscal year ended March 31, 2015 (Non-consolidated)

Net assets	JPY 17,287.5 billion		JPY 2,200.6 billion

Total assets	JPY 286,149.7 billion		JPY 36,271.3 billion

Ordinary income	JPY 5,638.4 billion		JPY 531.2 billion

Ordinary profits	JPY 1,713.0 billion		JPY 210.0 billion

Net income	JPY 1,033.7 billion		JPY 140.7 billion

4.	Summary of the split

(1)	Details of the split business departments

Ordinary shares of MUAM: 39,325 shares

(2)	Business results of the split departments

Not applicable.

(3)	Items and amount of the split assets and liabilities

Assets		Liabilities
Item	Book value	Item	Book value
Ordinary shares of MUAM	JPY 12,033 million	—	—

5.	Status after the split

There will be no change in the company name or head office, company representatives or positions, principal business, capital or fiscal year-end of either MUFG or MUTB following the split.

6.	Future outlook

As the inheritor is a wholly-owned subsidiary of the company undergoing the split, the impact of the split on MUFG’s business results is expected to be negligible.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

81-3-3240-7651

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